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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2007

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                                  -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 ---          ----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Zurich, Switzerland - August 30, 2007 - Converium Extraordinary General Meeting approves new Board and name change to SCOR Holding (Switzerland) Ltd.


The Converium Extraordinary General Meeting (EGM) has elected the following members (please see www.converium.com for detailed CVs):

     o Denis Kessler (55, French citizen), Chairman and Chief Executive Officer of SCOR since November 4, 2002.

     o Jean-Luc Besson (59, French citizen), Chief Risk Officer of SCOR since July 1, 2004.

     o Victor Peignet (49, French citizen), Chief Executive Officer, SCOR GLOBAL P&C - Worldwide since July 5, 2005.

     o Gilles Meyer (49, French and Swiss citizen), Director of Business Unit 1 of SCOR Global Life since November 23, 2006

     o Georges Chodron de Courcel (57, French citizen), Head of Corporate Investment Banking at BNP Paribas and non-voting member of the Board of SCOR.

     o Jurg Marty (63, Swiss citizen), Managing Director for all common activities of the Swiss Public Building Insurance Companies, especially CEO of the Intercantonal Union of Reinsurance and CEO of the Swiss Pool for Earthquake Cover.

     o J. Friedrich Sauerlander (65, Swiss citizen), serving as Chairman or Member of the Board of a number of companies and foundations.


The new members replace Converium's prior Board members, all of whom stepped down with effect as of today's EGM.



The other agenda items for the EGM were the discharge of the current Board of Directors and SCOR's proposition to change the name of the company from Converium Holding AG to SCOR Holding (Switzerland) Ltd. These agenda items were equally approved.




At today's Extraordinary General Meeting of Converium in Zurich, a total of 20 shareholders attended the meeting, held at Converium's headquarters, representing 143'240'000 voting shares or 97.66% of share capital.


"With the takeover of Converium by SCOR, a successful Swiss company is losing its independence. Converium is heading to its new owner as a healthy company," said Markus Dennler, the departing Chairman of the Board, in his speech to shareholders.


At the subsequent Constituent Board Meeting of Thursday, 30 August 2007, the new Board members unanimously elected Denis Kessler as the Chairman and Jurg Marty as the Vice-Chairman of the Board of Directors of SCOR Holding (Switzerland) Ltd.


Going forward, the constitution of the Audit Committee will consist of Jurg Marty and J. Friedrich Sauerlander, the latter being the Audit Committee Financial Expert in line with the Item 401 (h) of the SEC Regulation S-K and 16A of Form 20-F.

The newly elected Board will appoint a new Executive Committee of the Swiss Company within the next few days.


The speech given by Markus Dennler at the EGM is available on the webpage.



Enquiries



Beat W. Werder                          Marco Circelli

Head of Public Relations                Head of Investor Relations

beat.werder@converium.com               marco.circelli@converium.com

Phone:     +41 44 639 90 22             Phone:      +41 44 639 91 31

Fax:       +41 44 639 70 22             Fax:        +41 44 639 71 31



Dr. Kai-Uwe Schanz                     Inken Ehrich

Chief Communication &                  Investor Relations Specialist
Corporate Development Officer
kai-uwe.schanz@converium.com           inken.ehrich@converium.com

Phone:     +41 44 639 90 35            Phone:      +41 44 639 90 94

Fax:       +41 44 639 70 35            Fax:        +41 44 639 70 94






Converium / SCOR Holding (Switzerland) Ltd.


Converium / SCOR Holding (Switzerland) Ltd. is a member of the SCOR Group and based in Zurich, Switzerland. The Company has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "A-" ("excellent") financial strength rating (outlook stable) from A.M. Best Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: September 4, 2007